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Exhibit 99.1


               Text of the press release dated November 6, 1996,
                    issued by Provident Companies, Inc. and
                                 Textron Inc.

                                   (attached)

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FOR IMMEDIATE RELEASE           Contacts:  TEXTRON
                                           Mary F. Lovejoy
                                           (401) 457-6009

                                           PROVIDENT
                                           Thomas A. H. White
                                           (423) 755-8996


                   Textron and Provident Reach Agreement for
              Textron to Provide Additional Capital to Paul Revere

             Adjustments to Provident/Paul Revere Merger Agreement Do Not Change Financial Terms for Public Shareholders


     Providence, Rhode Island, and Chattanooga, Tennessee, November 6, 1996 -- Textron Inc. (NYSE: TXT) and Provident Companies, Inc. (NYSE: PVT) today jointly announced an agreement under which Textron would provide additional capital to its 83%-owned subsidiary, The Paul Revere Corporation (NYSE: PRL), and the companies will make certain other adjustments relating to Provident's pending acquisition of Paul Revere. The transaction is presently targeted to close early in the first quarter of 1997.

     On April 29, 1996, Provident announced a definitive agreement to acquire all outstanding shares of Paul Revere. Pursuant to the revised agreement, the financial terms of Provident's acquisition of Paul Revere are unchanged to Paul Revere's public shareholders.

     However, under the revised agreement, Textron agreed to provide additional capital to Paul Revere, the amount of which will depend upon a final determination of the required levels of Paul Revere's statutory reserves, subject to certain limits. In addition, Textron also agreed to grant certain other concessions to Provident, including resetting the "collar" relating to the stock portion of the merger consideration Textron will receive from Provident for Textron's 37.5 million Paul Revere shares. This reset reflects the higher recent price of Provident shares. Textron will receive $20.00 per share in cash and $6.00 per share in Provident common stock for its Paul Revere shares subject to the reset collar. This change may reduce the number of Provident shares Textron will receive, but will not affect the payment to be received by Paul Revere's public shareholders.

     As a result of the revised agreement, Textron will recognize an additional loss from discontinued operations in the third quarter of $155 million net of tax which represents the estimated cost of the above

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modifications related to capital and other considerations. These amended results have been released separately by Textron.

     Paul Revere's public shareholders may still elect to receive $26.00 per share in cash, a combination of $20.00 in cash and Provident common stock, or all Provident common stock. The stock consideration will be based on an exchange ratio determined during a defined period prior to the closing and subject to certain minimum and maximum share amounts. These terms have not changed since the original announcement. Based on Provident's closing stock price of $37.75 on Tuesday, November 5, the all-stock election would currently be worth $28.95 per Paul Revere share.

     The transaction remains subject to the resolution of issues raised in the regulatory review process of the joint proxy/prospectus being prepared for the required vote of the shareholders of Provident and Paul Revere and remains subject to the approval of the Commonwealth of Massachusetts Division of Insurance (the Division). During the third quarter of 1996, Paul Revere initiated a comprehensive study of the adequacy of its individual disability GAAP and statutory reserves to consider experience through September 30, 1996. Paul Revere announced today the completion of the GAAP portion of the comprehensive reserve study, and said it would be adding $380 million to its GAAP reserves. The Division has determined to update its quadrennial examination of Paul Revere to review the results of the statutory reserve study. The statutory reserve study, and consequently the Division's review, has not yet been completed.

     Provident Companies, Inc. is a provider of disability, life and related coverages to the Individual and Employee Benefits marketplace.

     The Paul Revere Corporation, an 83%-owned subsidiary of Textron Inc., is the parent company of the Paul Revere Life Insurance Company which provides disability insurance and other insurance products in the United States and Canada.

     With revenues exceeding $9 billion, Textron Inc. is a global, multi-industry company with market-leading operations in five business segments:
Aircraft, Automotive, Industrial, Systems & Components and Finance.

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